December 7, 2018

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Assistant Director

Re:	Re: InterCloud Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Response Dated November 13, 2018 File Number 001-36100

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated November 20, 2018 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) filed by the Company with the SEC on April 17, 2018 and response letter dated November 13, 2018. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2017

Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibit Index, page 57

1. We received your response to comment 3. Please file an amendment that includes the auditor’s consent.

Response: The Company will file the amendment as directed.

Consolidated Statements of Operations, page F-5

2. We received your response to comment 5. Please file an amendment to correct loss per share amount reported for 2016 and provide the disclosures required by ASC 250.

Response: The Company will file the amendment as directed.

3. We received your response to comment 8 and we reissue part of our previous comment. Please tell us how you determined the fair value of the Series K, L and M preferred shares. Additionally, please disclose the amount of gains or losses on similar transactions in future filing.

Response: The Company uses a binomial lattice with Monte Carlo simulations to value the conversion options bifurcated from the Series K and L shares and to value the Series M instrument as a whole. The Company used the Option Pricing Method (“OPM”) to determine the fair value of the Series K and L preferred stock host instrument. The OPM treats common stock and preferred stock as call options on the equity value of the subject company, with exercise prices based on the liquidation preferences of the preferred stock. The common stock is modeled as a call option that gives its owner the right but not the obligation to buy the enterprise value at a predetermined or exercise price. In the model, the exercise price is based on a comparison with the enterprise value rather than, as in the case of a “regular” call option, a comparison with a per share stock price. Thus, the common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The Company used the Black Scholes Method to price the call options and back-solved for the fair value of the subject interests based on the quoted closing price on the OTC Bulletin board on the valuation dates.

The Company will disclose the amounts of gains or losses on similar transactions in future filings.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (561) 988-1988 or our counsel, M. Ali Panjwani or Eric M. Hellige of Pryor Cashman LLP at (212) 421-4100.

Very truly yours,

/s/ Daniel J. Sullivan
Daniel J. Sullivan
Chief Accounting Officer